September 9, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

       Re: Beta FinTech Holdings Ltd
           Amended Form F-1 filed August 12, 2025
           File No. 333-287759
Dear Xianxin Xiang :

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Form F-1 filed August 12, 2025
Summary, page 1

1.     Please fill in the information currently in brackets on page 1, "We maintain a
       corporate website at [      ]." We also note the brackets on pages 117
and 134. Please
       revise accordingly.
2. With respect to the discussion of your offering being contingent on Nasdaq approval, please revise to disclose the status of the application process. We also note the reference on page 4 to a joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives. Please revise here and Risk Factors to more specifically identify and
       update these statements and dates.
        Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697
if you have questions regarding comments on the financial statements and related
 September 9, 2025
Page 2

matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance